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||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	January 16, 2014

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Devonshire Trust (the trust):
Fidelity Advisor Series Equity-Income Fund Fidelity Equity-Income Fund Fidelity Series Equity-Income Fund (the funds)
File Nos. (002-24389) and (811-01352)
Post-Effective Amendment No. 145

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 145 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity Advisor Series Equity-Income Fund, Fidelity Equity-Income Fund, and Fidelity Series Equity-Income Fund. Pursuant to Rule 472 under the 33 Act, the funds' Prospectuses and SAIs, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No.143.

The principal purpose of this filing is to note changes in the investment policy for the funds.

This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of April 1, 2014. We request your comments by February 18, 2014.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/Kate Paquette
Kate Paquette
Legal Product Group